Exhibit 99.2

July 14, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal independent certifying accountants for GDEV Inc. Under the date of March 31, 2025, we reported on the consolidated financial statements of GDEV Inc. and subsidiaries as of and for the years ended December 31, 2023 and 2024. On June 24, 2025, we resigned as GDEV’s independent registered public accounting firm.

We have read GDEV Inc.’s statements included in Exhibit 99.1 of the Form 6-K dated July 14, 2025, and we agree with the statements contained therein, except that we are not in a position to agree or disagree with the statements made in the first, fourth and sixth paragraphs thereof.

KPMG Certified Auditors S.A.

Athens, Greece